March 16, 2020
Via E-mail

Stephanie Tang, Esq.
Hogan & Lovells
11th Floor, One Pacific Place
88 Queensway
Hong Kong


       Re:     Jumei International Holding Limited
               Schedule 14D-9
               Filed February 26, 2020
               File No. 005-88610

Dear Ms. Tang:

       The staff in the Office of Mergers and Acquisitions has reviewed the filing listed above, and we have the comments set forth below. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 14D-9
Recommendations of the Special Committee and the Board of Directors, page 8

1. Revise to expressly state the Company's position with respect to the Offer or alternatively, to clarify that the Board's recommendation is being made on behalf of the Company. Refer to
   Item 4 of Schedule 14D-9 and corresponding Item 1012(a) of Regulation M-A, as well as
   Rule 14e-2(a) of Regulation 14E, which require that the "filing person" and "subject company," respectively, provide the required disclosures. See Item 1000(f) of Regulation M-
   A for a definition of the term "subject company" in the context of Regulation M-A.
 Stephanie Tang, Esq.
Hogan & Lovells
March 16, 2020
Page 2

Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Offer and the Merger, page 12

2. We note that the fairness determination is based in part on the opinion of Houlihan Lokey.
   The filer must explicitly adopt the opinion and underlying analysis of Houlihan Lokey, or explain how it considered the factors forming the basis of that opinion. Please revise.

Opinion of the Special Committee's Financial Advisor, page 18

3. The disclosure on page 20 states that "Houlihan Lokey's opinion was furnished solely for the use of the Special Committee...and may not be relied upon by any other person or entity..."
   Please revise this disclosure to remove the assertion that shareholders may not consider or rely upon the information in the opinion.

Certain Prospective Financial Information, page 24

4. Revise to explain for shareholders why the Company's management prepared financial projections only with respect to the Company's Jiedian business. If this is because the
   Company intends to "wind down" other units, so state. Refer to Item 1015(b)(6) of
   Regulation M-A.

                                             *   *   *

        We remind you that the registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to me at (202) 551-7951. You may also contact Tina Chalk,
Senior Special Counsel, at (202) 551-3263.


                                                           Sincerely,

                                                           /s/ Joshua Shainess

                                                           Joshua Shainess
                                                           Special Counsel
                                                           Office of Mergers
and Acquisitions